

12012008

KW 3/4

AB 3/20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Processing Section
FEB 28 2012
Washington

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 66758

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: St. Charles Capital, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1400 16th Street; Suite 300___
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laurie Gerstenkorn   303-339-9086
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ehrhardt Keefe Steiner & Hottman PC
(Name – if individual, state last, first, middle name)

7979 E Tufts Ave., Suite 400	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Michael Franson_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _St. Charles Capital, LLC_ , as of _December 31_ , 20 _11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


Signature

President
_____
Title

Notary Public


This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ST. CHARLES CAPITAL, LLC

Financial Statement
and
Independent Auditors' Report
December 31, 2011



EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

ST. CHARLES CAPITAL, LLC

Table of Contents


INDEPENDENT AUDITORS' REPORT

Board of Directors and Members
St. Charles Capital, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of St. Charles Capital, LLC (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of St. Charles Capital, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 23, 2012
Denver, Colorado

ST. CHARLES CAPITAL, LLC

Statement of Financial Condition
December 31, 2011

Assets

Assets		
Cash and cash equivalents	$	2,483,073
Accounts receivable, net		599,012
Deposits and other assets		55,382
Notes receivable - members		92,882
Furniture, equipment, and leasehold improvements, net		150,746
Total assets	$	3,381,095

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued liabilities	$	393,720
Deferred lease liability		127,701
Total liabilities		521,421
Commitments		
Members' equity		
Common stock units, no par value; 20,000,000 units authorized;		
898,990 units issued and outstanding		1,083,074
Retained earnings		1,776,600
Total members' equity		2,859,674
Total liabilities and members' equity	$	3,381,095

See notes to financial statement.

ST. CHARLES CAPITAL, LLC

Notes to Financial Statement

Note 1 - Description of Business and Summary of Significant Accounting Policies

Organization

St. Charles Capital, LLC (the "Company") was formed in October 2004, as a Colorado limited liability company and began operations in January 2005. The Company, headquartered in Denver, Colorado, is a licensed broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a registered member of the Financial Industry Regulatory Authority. The Company is engaged in investment banking activities and provides advisory services in the areas of mergers and acquisitions, private debt and equity financings, valuation, and corporate financial strategies. Operations are conducted nationwide; however, the majority of activities and services take place in the Rocky Mountain Region.

The Company is exempt from Rule 15c3-3 under Subsection (K) and does not hold, nor does it plan to hold, any customers' securities or funds. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits. As of December 31, 2011, the amount exceeding the federally insured limit was approximately $898,000.

Concentrations of Credit Risk

The Company grants credit in the normal course of business to customers. The Company assesses the financial condition of its customers to reduce credit risk.

As of December 31, 2011, two customers accounted for 53% of total accounts receivable.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximated fair value as of December 31, 2011, because of the relatively short maturity of these instruments.

Accounts Receivable

Accounts receivable are non-interest bearing and are recorded as earned by the Company. An allowance for uncollectible amounts is established to cover future losses based on management's best estimate of uncollectible amounts. Uncollectible receivables are charged against the reserve when identified. As of December 31, 2011, the Company had an allowance against its receivables of $124,225.

ST. CHARLES CAPITAL, LLC

Notes to Financial Statement

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost. Depreciation and amortization is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from three to seven years, and the lesser of the estimated useful life or the related lease terms for leasehold improvements.

Deferred Lease Liability

During 2009, the Company increased office space and received lease concessions including leasehold improvements and furniture. These concessions are being amortized over the life of the lease through May 2014.

Income Taxes

The Company has elected to be treated as a limited liability company for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax return of the Company's members, and no provision for income taxes has been recorded in the accompanying financial statement.

The Company applies guidance of Accounting Standards Codification Topic 740, *Accounting for Uncertainty in Income Taxes*. Under this guidance, if taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the members rather than the Company. Accordingly, there would be no effect on the Company's financial statement.

The Company's information returns for tax years subject to examination by tax authorities include 2007 and 2008 through the current period for state and federal tax reporting purposes, respectively.

Use of Estimates

The preparation of the financial statement in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated all subsequent events through February 23, 2012, which is the date the financial statement was available to be issued.

ST. CHARLES CAPITAL, LLC

Notes to Financial Statement

Note 2 - Net Capital Requirement

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, of the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2011, the Company had net capital, as defined, of $1,961,652, which was $1,926,891 in excess of its required minimum net capital of $34,761. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital ratio was 0.27 to 1 as of December 31, 2011.

Note 3 - Notes Receivable

Notes receivable consist of the following:

Notes receivable from members, interest at 4.25%, due in annual installments ranging from $4,169 to $16,350, plus interest, with maturity dates ranging from January 2012 through January 2014.	$ 92,882

The above amount is scheduled to mature as follows:

Year Ending December 31,

2012	$	41,861
2013		25,511
2014		25,510
	$	92,882

Note 4 - Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of the following as of December 31, 2011:

Furniture and equipment	$	102,443
Computer equipment and software		142,023
Leasehold improvements		142,708
		387,174
Less accumulated depreciation and amortization		(236,428)
	$	150,746

Notes to Financial Statement

Note 5 - Note Payable - Member Redemption

On November 28, 2008, one of the Company's Managing Directors passed away, resulting in a redemption event under the terms of the Company's Operating Agreement. As a result, the Company redeemed 191,465 units and issued a related note payable of $1,037,001.

The balance of the obligation was being financed by the estate over three years at a fixed interest rate of 5%, with equal quarterly installments of principal and interest beginning March 31, 2009. The outstanding balance of this obligation was paid off in December 2011.

Note 6 - Commitments

Operating Leases

The Company leases office space and facilities under non-cancelable operating leases. Future minimum lease payments under these leases are approximately as follows:

Year Ending December 31,

2012	$	368,506
2013		373,583
2014		156,541
	$	898,630

Note 7 - Employee Benefit Plan

In 2005, the Company adopted a defined contribution 401(k) plan covering all employees. This plan is designed to be tax deferred in accordance with the provisions of Section 401(k) of the Internal Revenue Code. In addition, this plan allows for employer 401(k) contributions and profit sharing contributions at the discretion of management.



EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400

Denver, Colorado 80237-9718

P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5

Board of Directors and Members
St. Charles Capital, LLC
Denver, Colorado

In planning and performing our audit of the financial statement of St. Charles Capital, LLC (the "Company") as of December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining Internal Control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

Board of Directors and Members
St. Charles Capital, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 23, 2012
Denver, Colorado



EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400

Denver, Colorado 80237-9718

P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17A-5

Board of Directors and Members
St. Charles Capital, LLC
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by St. Charles Capital, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

- 9 -

Board of Directors and Members
St. Charles Capital, LLC

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 23, 2012
Denver, Colorado

SECURITIES INVESTOR PROTECTION CORPORATION

For inclusion in FS. Please see SIPC-7.1 for procedures performed.

General Assessment Reconciliation

For the fiscal year ended Dec 31 , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066758 FINRA DEC
St. Charles Capital LLC
1400 16th St., Ste 300
Denver, Co 80202-5994

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Laurie Gerstenkorn 303/339-9086

2. A. General Assessment (item 2e from page 2) $ 27,285

    B. Less payment made with SIPC-6 filed (exclude interest)   (8,990)

     7/18/11 Ck# 13003
           Date Paid

    C. Less prior overpayment applied   (0)

    D. Assessment balance due or (overpayment)   18,295

    E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   0

    F. Total assessment balance and interest due (or overpayment carried forward) $ 18,295

    G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 18,295

    H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

n/a

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

St. Charles Capital, LLC
(Name of Corporation, Partnership or other organization)

Laurie Gerstenkorn
(Authorized Signature)

VP, Finance + Operations
(Title)

Dated the 25 day of January , 20 12 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __Jan 1__, 20_11_
and ending __Dec 31__, 20_11_

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __10,925,010__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   __n/a__

(2) Net loss from principal transactions in securities in trading accounts.   __n/a__

(3) Net loss from principal transactions in commodities in trading accounts.   __n/a__

(4) Interest and dividend expense deducted in determining item 2a.   __n/a__

(5) Net loss from management of or participation in the underwriting or distribution of securities.   __n/a__

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   __n/a__

(7) Net loss from securities in investment accounts.   __n/a__

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   __n/a__

(2) Revenues from commodity transactions.   __n/a__

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   __n/a__

(4) Reimbursements for postage in connection with proxy solicitation.   __n/a__

(5) Net gain from securities in investment accounts.   __n/a__

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   __n/a__

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   __n/a__

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):   __n/a__

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ __11,041__

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ __0__

Enter the greater of line (i) or (ii)   __(11,041)__

Total deductions   __(11,041)__

2d. SIPC Net Operating Revenues $ __10,913,969__

2e. General Assessment @ .0025 $ __27,285__

(to page 1, line 2.A.)

2